                                                                EXHIBIT 99.1

Andrew M. White, State Bar No. 016181
Eric N. Landau, State Bar No. 138849
CHRISTENSEN, WHITE, MILLER, FINK,
   JACOBS, GLASER & SHAPIRO
2121 Avenue of the Stars
18th Floor
Los Angeles, California 90067-5010
(310) 553-3000

Attorneys for plaintiff
GIANT GROUP, LTD.


                         UNITED STATES DISTRICT COURT

                        CENTRAL DISTRICT OF CALIFORNIA

________________________________________
                                        )
GIANT GROUP, LTD., a Delaware           )  Case No. 95-1095 LHM (EEx)
corporation,                            )
                                        )
                Plaintiff,              )  FIRST AMENDED COMPLAINT FOR
                                        )  FEDERAL SECURITIES LAW
        v.                              )  VIOLATIONS; FRAUD; CONSPIRACY;
                                        )  BREACH OF FIDUCIARY DUTY; BREACH
WILLIAM P. FOLEY, II, a                 )  OF CONTRACT; INJUNCTIVE RELIEF
California citizen; CKE                 )  AND DAMAGES
RESTAURANTS, INC., a Delaware           )
corporation; FIDELITY NATIONAL          )  JURY TRIAL DEMANDED
FINANCIAL, INC., a Delaware             )
corporation; WILLIAM DAVENPORT,         )
a California citizen; and ROBERT        )
MARTIN, a Missouri citizen,             )
                                        )
                Defendants.             )
________________________________________)


        Plaintiff GIANT GROUP, LTD. ("GIANT") alleges, upon personal knowledge as to itself and otherwise upon information and belief, as follows:


                            (NATURE OF THE ACTION)

        1. This case arises from an attempted hostile takeover of a Kentucky-based fast food restaurant chain, Rally's Hamburgers, Inc. ("Rally's"), and GIANT, Rally's largest shareholder, by William P. Foley, II, who indireclty owns and/or controls "Carl's Jr."


                             Page 11 of 50 Pages

Defendants have engaged in various unlawful activities in their bid for Rally's and GIANT, including trading on non-public confidential and/or inside information, misappropriating confidential and proprietary information from Rally's and GIANT, and violating the disclosure requirements of section 13(d) of the Securities Exchange Act of 1934. In particular, defendants have breached their most fundamental obligations under this provision of the federal securities laws by failing to identify all of the members of their "group," understating the true extent of their holdings of GIANT, and by failing to disclose the true purpose of their investment in GIANT -- to obtain control of Rally's and GIANT. Through a subsequent amendment of defendant's original
Schedule 13D, Mr. Foley perpetuates and dramatically compounds his original fraud, while laying the foundation for additional deceit. By these material misrepresentations and omissions, defendants have misled GIANT and its shareholders, as well as the entire investing public. GIANT asks the Court for injunctive relief to immediately redress this problem.

        2. As a remedy for the fraud and breaches of trust perpetrated by Mr. Foley and others, GIANT does not seek to prevent this contest for corporate control; GIANT will not run from a fair fight. Rather, GIANT asks the Court, initially, to level the playing field by enjoining Mr. Foley's further use of non-public confidential and/or inside information, by preventing him from voting the stock which he unlawfully obtained and by requiring him to make full and accurate disclosures in his Schedule 13D.

        3. Since the filing of the original complaint, GIANT has learned that defendants also plan to gain control of the assets of



                             Page 12 of 50 Pages

Rally's by first forcing that company into bankruptcy and, then, "bottom feeding" off of Rally's choice assets. To accomplish this, GIANT understands that defendants will attempt to purchase 35% of either Rally's or GIANT's stock and thereby trigger a provision in Rally's indenture governing approximately
$85 million in Senior Notes which would require Rally's to immediately offer to repurchase the Senior Notes at a premium. Without the cash reserves to meet this accelerated obligation, Rally's most likely would be forced into Chapter 11 proceedings, thereby facilitating Mr. Foley's plan to have Carl's Jr. purchase Rally's prime stores and locations at severely discounted prices. Defendants hope to pay for the purchase of these assets by stripping GIANT of its cash reserves and any tax benefits which GIANT might receive if Rally's were to declare bankruptcy.


                                  (PARTIES)

        4. GIANT is a corporaiton organized and existing under the laws of the State of Delaware, with its principal offices located in Beverly Hills, California. As of March 20, 1995. GIANT (and a subsidiary known as KCC Delaware) owned (and still owns) 7,430,302 shares (or 47.6%) of Rally's, which owns and franchises double drive-thru hamburger restaurants. Mr. Sugarman serves as Chairman of the Board and Chief Executive Officer ("CEO") of GIANT and Chairman of the Board of Rally's. As of March 20, 195, Mr. Sugarman owned 1,089,470 shares (or approximately 21%) of GIANT and had exercisable stock options for another 1,899,202 shares.

        5. Mr. Foley, a California resident, serves as the Chairman of the Board of Directors and CEO of both Fidelity National Financial, Inc. ("Fidelity") and CKE Restaurants, Inc. ("CKE"). As


                             Page 13 of 50 Pages
of March 31, 1995, Mr. Foley controlled 2,380,093 shares (or 20.8%) of the outstanding common stock of Fidelity and had exercisable stock options for another 335,454 shares. These shares are actually held by (1) Mr. Foley, (2) Folco Development Corporation, of which Mr. Foley and his wife are the sole stockholders, and (3) Mr. Foley's father's estate. Further, as of July 25, 1995, Mr. Foley controlled 4,143,752 shares (or 22%) of the outstanding shares of common stock of CKE through the Cannae Limited Partnership ("Cannae"). Mr. Foley is the President of Bogner Regis, Inc., the general partner of Cannae. GIANT is informed and believes and thereon alleges that Mr. Foley personally accumulated 10,000 shares of GIANT's common stock based on non-public confidential and/or inside information.

        6. Fidelity is a corporation organized and existing under the laws of the State of Delaware, with its principal executive offices located in Irvine, California. Fidelity is a national underwirter engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries. As of May 18, 1995, Fidelity owned 497,000 shares (or 2.7%) of CKE. Fidelity claims to have purchased 449,089 shares of GIANT's common stock between July 12, 1995 and December 21, 1995. Mr. Foley caused Fidelity to purchase most if not all of those shares based on non-public condifential and/or inside information. Fidelity and Mr. Foley reported that their group owned 9.14% of GIANT's stock as of December 21, 1995, although, GIANT is informed and believes and thereon alleges that the true extent of their holdings amounts to a much larger number.


                             Page 14 of 50 Pages

        7. CKE is a corporation organized and existing under the laws of the state of Delaware, with its corporate headquarters located in Anaheim, California. CKE is engaged primarily in the food service industry through its wholly-owned subsidiary Carl Karcher Enterprises, Inc. ("Enterprises"), which owns and franchises "Carl's Jr.," another chain of fast food restaurants.
C. Thomas Thompson is the President and Chief Operating Officer ("COO") of Enterprises.

        8. Mr. Davenport, a resident of California, is a securities broker at PaineWebber, Inc. He acted as a broker and consultant to Mr. Foley, and a facilitator of this scheme to force GIANT to cede control of Rally's. To perpetrate this scheme, GIANT is informed and believes and thereon alleges that Mr. Davenport purchased GIANT's stock on behalf of, among others, himself, Mr.Foley, Fidelity, and an undisclosed group of Mr. Davenport's investment clients, who have all agreed to act in concert with defendants to gain control of GIANT's holdings in Rally's. Mr. Davenport claims that he structured the defendants' fraudulent plan, and coordinated the purchases of GIANT's stock by an undisclosed group, including himself and his investment clients so that blocks of stock could be placed in "friendly" hands.

        9. GIANT is informed and believes and thereon alleges that Mr. Martin, a citizen of the State of Missouri, is a securities broker, formerly of Kemper Securities, not at Burns Pauli Mahoney Co, and holds himself out to be an investment expert in the food service industry. Mr. Martin was an instrumental part of the group which covertly purchased GIANT's stock. Mr. Martin also claims that he structured the defendant's fraudulent plan, and coordinated


                             Page 15 of 50 Pages
the purchases of GIANT's stock by an undisclosed group, including himself and his investment clients so that blocks of stock could be placed in "friendly" hands.


                           (JURISDICTION AND VENUE)

        10. This action arises under section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. section 78m(d), and the common law of California, among other applicable jurisdictions.

        11. This Court has jurisdiction over this action pursuant to section 27 of the Exchange Act, 15 U.S.C. section 78aa and 28 U.S.C. section 1331, and the doctrine of supplemental jurisdiction, 18 U.S.C. section 1367.

        12. Venue is proper in this District pursuant to section 27 of the Exchange Act, 15 U.S.C. section 78aa and 28 U.S.C. section 1391(b), because the transactions which gave rise to this action occurred in substantial part in the Central District of California, and defendants either reside, conduct or transact business in the Central District of California.


               (DEFENDANTS' UNSUCCESSFUL BID FOR US FACILITIES)

        13. Mr. Foley and Fidelity are no strangers to the acquisition game. In April 1995, they attempted an unsuccessful takeover bid for US Facilities Corporation ("US Facilities"). However, a Delaware court overturned the results of the contested proxy fight for US Facilities, and Fidelity abandoned its bid for that company.


                             Page 16 of 50 Pages

     (MR. FOLEY TURNS HIS APPETITE FOR ACQUISITIONS TO GIANT AND RALLY'S
          AND FRAUDULENTLY INDUCES GIANT AND RALLY'S INTO REVEALING
                  PROPRIETARY AND CONFIDENTIAL INFORMATION)

        14. In or about late June 1995, Mr. Davenport arranged an initial meeting at the Lakeview Cafe, in Thousand Oaks, California between Mr. Foley and Mr. Sugarman regarding CKE's possible purchase of a substantial portion of GIANT's holdings in Rally's. At the time GIANT owned (and still owns) approximately 48% of Rally's, and Mr. Foley supposedly was interested in acquiring up to approximately 40% of GIANT's holdings, or a total of approximately 19.9% of the outstanding stock of Rally's. Mr. Foley, Fidelity and CKE purportedly were interested in purchasing GIANT's holdings of Rally's stock to start a "Carl's Jr. Jr." restaurant chain which would use Rally's unique dual drive-thru concept. Although Mr. Sugarman advised Mr. Foley and Mr. Davenport that he thought CKE should consider purchasing all of Rally's stock from both GIANT and the other shareholders of Rally's, Mr. Sugarman was willing to discuss any transaction which might strengthen GIANT and Rally's.

        15. At this first meeting, Mr. Sugarman provided to Mr. Foley and Mr. Davenport confidential and proprietary information regarding Rally's and GIANT, including internal business projections, earnings and future business plans. Mr. Sugarman also disclosed that he had discussions regarding a potential business combination with Checkers, Inc. ("Checkers"), another fast food hamburger, double drive-through restaurant chain. Mr. Foley, however, affirmatively requested that Mr. Sugarman postpone pursuing the Checkers business opportunity. Mr. Foley indicated that, if CKE and GIANT could make a deal regarding GIANT's holdings of Rally's stock, the combined strength of Carl's Jr. and Rally's


                             Page 17 of 50 Pages

(1150 restaurants) would almost force Checkers into a financial transaction.

        16. As part of their standard business practice, Rally's and GIANT maintain a strict policy of non-disclosure regarding the dissemination of confidential and proprietary information. The nature of the transactions under discussion, however, required the exchange of this type of information to permit the parties to frankly evaluate their respective opportunities. To safeguard this information, and to prevent its misuse, the parties agreed to keep all non-public confidential and proprietary information strictly confidential and to restrict its use to the sole purpose of evaluating CKE's potential acquisition of GIANT's holdings in Rally's.

        17. At the end of the first meeting, the parties also agreed that the exchange of proprietary information created a special relationship of trust and confidence between the parties which would prevent one side from trading in the other sides's stock while the negotiations were continuing. Mr. Davenport specifically acknowledged at the meeting that the exchange of this sensitive information was a "hot potato" which precluded him from participating in trades of these companies' securities. As GIANT would later learn, Mr. Davenport ignored his own advice almost immediately after leaving this meeting.

        18. Unbeknownst to GIANT or Rally's, at the same time that Mr. Foley was making the above promises to lure GIANT and Rally's into revealing confidential and proprietary information, he also had formed an alliance with Mr. Davenport and Mr. Martin to


                             Page 18 of 50 Pages
implement a secret plan to acquire GIANT's holdings of Rally's through a hostile acquisition of GIANT.

        19. Meanwhile, trusting in Mr. Foley's deceptive representations and unaware of defendants' fraudulent scheme, Rally's and GIANT continued to pursue negotiations with Mr. Foley and continued to disclose extremely sensitive and confidential information. On numerous occasions, Mr. Sugarman repeated what he believed to be the parties reciprocal agreement to keep all the information confidential and refrain from trading in each other's stock. On almost every occasion on which they spoke, Mr. Foley and Mr. Davenport reconfirmed Mr. Sugarman's understanding.

        20. On August 9, 1995, as discussions ensued, representatives of CKE, including Mr. Foley and Mr. Thompson, met with Rally's Chief Financial Officer ("CFO"), CEO and Chairman. During this meeting, Rally's provided CKE with extremely confidential and sensitive non-public information, including: financial projections for the remainder of 1995, 1996 and 1997; Rally's debt reduction strategy; assumptions regarding Rally's "Green Burrito" conversion plan; projected costs and time-tables for new store openings; and the time-table for the sale of stores within underperforming markets (known as "watch markets"). Rally's even supplied CKE with a draft press release on second quarter results before being publicly released. Although CKE's representatives asked for this meeting and the foregoing information purportedly to assess the viabilitiy of some as yet unspecified transaction with Rally's, in reality, defendants used this meeting and the information they obtained to further their secret scheme for a hostile acquisition of GIANT and Rally's. Indeed, the Schedule 13D filed by Fidelity



                             Page 19 of 50 Pages
and Mr. Foley reveals that they purchased their second largest block of GIANT's stock (59,000 shares) that very day.

        21. Even though GIANT and Rally's supplied Fidelity and CKE with a steady flow of confidential and proprietary information, and despite Mr. Sugarman's constant requests, Mr. Foley would discuss only vague ideas and notions about a business transaction involving Rally's. Finally, doubting Mr. Foley's desire to commence negotiations in earnest, on August 30, 1995, Rally's discontinued the talks. Nevertheless, Mr. Foley contacted Mr. Sugarman in September and expressed a renewed interest in acquiring GIANT's holdings in Rally's, apparently hoping to distract Rally's and GIANT from discovering the defendants' ever-increasing accumulation of GIANT's stock.

        22. During this series of renewed discussions, Mr. Foley expressed his desire to test the "Carl's Jr. Jr." concept in Bakersfield. In response to his request, Rally's provided Mr. Foley, Fidelity and CKE with confidential and proprietary information concerning all four Rally's stores in the Bakersfield area. A few weeks later, after carefully considering the information provided, and after telling Mr. Sugarman that he had just sent some of his key personnel to Bakersfield to check those sites, Mr. Foley selected the "Ming Avenue" store for the test.

        23. During the course of these discussions, Mr. Foley emphasized to Mr. Sugarman that CKE only wanted, at this time, to purchase 19.9% of Rally's stock, and only wanted to make its purchase through GIANT, even though Mr. Sugarman repeated his belief that Mr. Foley should consider a transaction which would involve all or Rally's shareholders. Mr. Foley explained that he



                             Page 20 of 50 Pages
expected strong third and fourth quarter earnings from CKE and did not want to report any portion of Rally's expected losses on CKE's profit and loss statements (which would be required if CKE were to acquire 20% or more of Rally's). Mr. Foley said he wanted to keep CKE's stock price up because he and some of his partners expected to sell some of their personal stock in January 1996. Mr. Foley advised Mr. Sugarman that he was selling some of his personal stock because he needed cash to help pay for a $13 million house that he was building.

        24. During this time frame, Mr. Foley also requested and was given information concerning GIANT's portfolio of securities and the impact of Rally's losses on GIANT's earnings, as well as GIANT's present and expected cash positions for 1995 and 1996. Similarly, the CFO of CKE obtained from Rally's CFO confidential financial information, including Rally's second quarter earnings and anticipated third and fourth quarter performance, as well as anticipated cash flows, earnings per share and sales "comp's" for 1996 and 1997. Of course, GIANT and Rally's believed that defendants' wanted the information solely to evaluate a business transaction involving GIANT and Rally's. Never did GIANT suspect that defendants would trade on this information, or that defendants' true motivation was to further their secret hostile acquisition plan.

        25. A short time later, on or about October 25, 1995, Mr. Foley asked Mr. Sugarman to join another of his transactions, this one involving the purchase of "Summit," and the spin-off of "Galaxy" restaurants from "Summit." Mr. Sugarman declined to


                             Page 21 of 50 Pages
become involved and wanted, instead, to focus on the business of GIANT and Rally's.

        26. Then, Mr. Foley, CKE and Fidelity broke off contact with Mr. Sugarman, Rally's and GIANT. Mr. Sugarman tried to contact Mr. Foley on three separate occasions but never received a return telephone call. Mr. Sugarman never imagined that Mr. Foley had simply been using this flurry of negotiations to mask defendants' stock purchases.

        27. The next conversation occurred late in the day, on December 8, 1995, when Gary Nelson, Vice President of Fidelity, placed a telephone call to the CFO of GIANT and informed her that Mr. Foley and Fidelity had filed a
Schedule 13D pursuant to section 13(d) of the Exchange Act which disclosed an 8.6% ownership of the outstanding common stock of GIANT. In another telephone conversation, a short time later that day, Mr. Nelson and Andrew Puzder, general counsel of Fidelity, issued the familiar "bear hug" to the CFO of GIANT. Among other statements, Mr. Puzder said to GIANT's CFO, "Rally's is very cheap right now. We have a serious interest in a transaction. A joint venture would be a very good thing." Mr. Puzder concluded the telephone call by telling GIANT's CFO that "Bill [Foley] and Burt [Sugarman] should definitely talk this weekend."

        28. During the week of December 10, Mr. Foley called Mr. Sugarman and proposed a transaction whereby (1) Carl's Jr. would manage all of Rally's restaurants, (2) Mr. Thompson would become President and CEO for all of Rally's restaurants, and (3) CKE would purchase 14.9% of Rally's through GIANT. According to Mr. Foley, he had arrived at that percentage for the stock purchase


                             Page 22 of 50 Pages
because his attorneys counseled him against triggering Delaware's
"anti-takeover" statute. (During that conversation, Mr. Foley for the first time advised Mr. Sugarman that the "Summit" transaction was not going well.)

        29. On Friday, December 15, Mr. Foley advised Mr. Sugarman that he wanted to send Mr. Thompson to Louisville, Kentucky (Rally's principal place of business) to conduct preliminary due diligence. Mr. Foley told Mr. Sugarman that Mr. Thompson would contact him to dicuss his plans for his trip to Louisville, which he immediately did. At the conclusion of their conversation, Mr. Foley said that he would take a first stab at a management agreement because Fidelity already had prepared quite a few of them. Although Mr. Sugarman was highly skeptical of Mr. Foley's intentions and motivations, he agreed to proceed to see if a transaction could be struck which would benefit GIANT and Rally's. (Of course, Mr. Sugarman and GIANT were exploring all of their available options given the parties' recent business dealings.) Based on the foregoing conversation, GIANT and Rally's began to prepare for Mr. Thompson's arrival.

        30. In their subsequent conversation, Mr. Thompson told Mr. Sugarman that he wanted again to meet Rally's CFO and the outgoing CEO, as well as operations personnel, to tour Rally's headquarters and to "drive" some of Rally's Louisville stores. The next day, Mr. Thompson told Rally's CFO that he wanted to review Rally's most recent financial information. Rally's CFO reminded Mr. Thompson that Rally's already had provided his companies with that information.


                             Page 23 of 50 Pages

        31. One of GIANT's directors, on Friday, December 15, advised Fidelity's general counsel that GIANT wanted Fidelity and CKE to memorialize their confidentiality agreement in writing. General counsel agreed to a written memorialization, and told GIANT's director to send a proposed written confidentiality agreement to him immediately, because of Mr. Thompson's expected trip to Louisville two days later.

        32. The proposed written confidentiality agreement was sent via facsimile to Fidelity's general counsel on Friday, December 15. Rather than complete this agreement as the parties intended, Fidelity's attorneys and Mr. Thompson in separate conversations advised GIANT and Rally's, respectively, the next day, that Fidelity was placing the transaction on hold for a variety of conflicting reasons. GIANT's representatives requested that Mr. Foley contact Mr. Sugarman immediately to discuss Fidelity's intentions. Mr. Foley never called Mr. Sugarman on Saturday or Sunday; Mr. Foley suddenly became unreachable for the remainder of the weekend.

        33. From this about face on the part of Mr. Foley, CKE and Fidelity, as well as the information known at the time, GIANT could only conclude that defendants used this last round of discussions the same way they had used similar discussions in the past -- as a ruse to distract GIANT and Mr. Sugarman while defendants continued to use their access to non-public confidential information regarding GIANT and Rally's to purchase additional GIANT stock. With this threat looming on the horizon, GIANT was left with no option but to commence litigation and to prepare for an anticipated contest for corporate control.


                             Page 24 of 50 Pages

        (DEFENDANTS PLAN TO ATTEMPT TO FORCE RALLY'S INTO BANKRUPTCY)

        34. In addition to obtaining control of GIANT and ultimately Rally's through hostile means, such as a proxy fight or tender offer, defendants' scheme also includes a more subtle, yet insidious element, the impact of which most likely would cause Rally's to commence proceedings under Chapter 11 of the Bankruptcy Code.

        35. The indenture dated as of March 1, 1993 (the "Indenture") with respect to Rally's 9 7/8% Senior Notes due June 15, 2000 (the "Notes") contains a provision which would have the effect of requiring Rally's to offer to repurchase $85 million in outstanding Notes at 101% of face value (plus accrued interest) if (a) any person or group (other than Mr. Sugarman and his affiliates) were to become the beneficial owner of in excess of 35% of GIANT's voting stock at a time when GIANT is the beneficial owner of 25% or more of Rally's voting stock, or (b) any person or group (other than GIANT) becomes the beneficial owner of in excess of 35% of Rally's voting stock. If this provision were to be triggered at this time, Rally's would lack the cash reserves to fund the repurchase of the Notes (which trade at a substantial discount from face value), and, most likely, would be forced to seek protection under the Bankruptcy Code.

        36. With full knowledge of the aforementioned provision, GIANT is informed and believes and thereon alleges that Mr. Foley, CKE and Fidelity, aided by Messrs. Davenport and Martin, seek to acquire at least 35% of GIANT's and/or Rally's voting stock, thus triggering the mandatory repurchase offer for the Rally's Notes and the likely initiation of Rally's seeking protection under the


                             Page 25 of 50 Pages

Bankruptcy Code. By this maneuver, which would work to the detriment of Rally's, GIANT and their respective stockholders, CKE would be in a position to acquire Rally's stores and locations at severely discounted prices through the bankruptcy process.

        37. GIANT is informed and believes and thereon alleges that Mr. Foley has shared certain aspects of this scheme with others. Recently, Mr. Foley spoke with a shareholder of "Sizzler," another fast food restaurant chain, and solicited him to join his group in the takeover of GIANT. The "bait" used by Mr. Foley was a plan to acquire Sizzler by using the cash stripped from GIANT. Mr. Foley advised this shareholder that he had been provided with a confidential "book" on Sizzler and that Sizzler appeared to be a ripe candidate for acquisition. Mr. Foley said that he could loot GIANT, purchase substantial assets of Rally's and use the remaining cash to aid in the acquisition of Sizzler.


          (DEFENDANT'S SCHEME VIOLATES FIDELITY'S CREDIT AGREEMENT)

        38. Not only does defendants' plan run afoul of federal and state law, but on its face it would violate Fidelity's Credit Agreement dated as of September 21, 1995 (the "Credit Agreement") pursuant to which Fidelity has borrowed $35 million from a syndicate of banks. Section 8.08 of the Credit Agreement bars Fidelity from making investments in excess of $5 million, and
Section 8.17 of the Credit Agreement prohibits investments in "Affiliates" and "any other transaction directly or indirectly with or for the benefit of an Affiliate." Such plan, if implemented, would of necessity involve an investment in excess of $5 million and would be and has been undertaken at the behest of and for the benefit of Fidelity's affiliate, CKE. Neither defendants' Schedule


                             Page 26 of 50 Pages

13D nor any amendment thereto has disclosed (a) the existence of the foregoing limitations on Fidelity's ability to consummate a transaction involving Rally's or GIANT, (b) Fidelity's breach of the Credit Agreement by purchasing stock for the benefit of CKE, and (c) Fidelity's inability to participate in any transaction with Rally's or GIANT in excess of the $5 million "cap."


            (DEFENDANTS FILE A FALSE AND MISLEADING SCHEDULE 13D)

        39. Although defendants attempted to keep their initial purchases of GIANT's stock secret, once their beneficial ownership as a group exceeded 5%, the federal securities laws forced their hand; a Schedule 13D would have to be filed pursuant to section 13(d) of the Exchange Act.

        40. The Schedule 13D in question only identifies Fidelity, Mr. Foley and one unidentified subsidiary of Fidelity as members of defendants' "group." Mr. Davenport and Mr. Martin, and their respective investment clients were not identified, even though GIANT is informed and believes and thereon alleges that all of these individuals had acquired GIANT stock and were acting in concert with Fidelity and Mr. Foley to acquire control of GIANT and Rallys', and, thus, were members of the "group" under section 13(d). Defendants further attempted to misdirect GIANT, ist shareholders and the investing public about their true designs by failing to identify their intent to obtain control of GIANT and Rally's.

        41. Defendants' failure to comply with their disclosure obligations is especially egregious, because they publicly announced shortly after their
Schedule 13D was filed that they were interested in draining GIANT of its cash reserves. As GIANT had no


                             Page 27 of 50 Pages
plans to distribute its cash to shareholders, to gain access to GIANT's cash reserves, defendants would need to change the current dividend policy or transfer the cash reserves to Fidelity, both of which would necessitate a change in the board of directors and management of GIANT, which could only be done if Fidelity controlled GIANT. Yet, the Schedule 13D states that defendants had no plans for a transfer of a material amount of assets of GIANT or any of its subsidiaries, that they had no plans to make a change in GIANT's board of directors, that they had no plans to make any material change in GIANT's capitalization or dividend policy, and that they had no plans to change GIANT's charter or bylaws.


                    (DEFENDANTS AMEND THEIR SCHEDULE 13D)

        42. On December 21, 1995, Mr. Foley filed Amendment No. 1 to defendants' Schedule 13D. Mr. Foley purportedly did so because of the filing of GIANT's original complaint herein. Mr. Foley not only fails to cure defendants' past misrepresentations and omissions, he compounds their fraud.

        43. By Amendment No. 1, Mr. Foley claims that Messrs. Davenport and Martin have only acted as brokers. In truth, these individual defendants helped to orchestrate his plan to acquire GIANT and Rally's by knowingly placing GIANT's and Rally's stock in "friendly" hands, including their own.

        44. By Amendment No. 1, Mr. Foley admits that he did obtain information from GIANT and Rally's, but claims that this detailed non-public financial information was not considered material and was not relied upon with regard to Fidelity's stock purchases. (Mr. Foley did not deny that he relied upon this informaiton for his purchases of GIANT's stock.) In truth, Mr. Foley, among


                             Page 28 of 50 Pages
others, was supplied with material "inside" information, including financial projections, a draft press release and internal operating figures with regard to specific Rally's stores.

        45. By Amendment No. 1, Mr. Foley claims that he was never asked to enter into a "formal" confidentiality agreement at the time that he and others were supplied with confidential non-public and/or inside information. In truth, these defendants, including Mr. Foley, entered into an oral confidentiality agreemnt regarding this information and, in addition, agreed not to trade in GIANT's or Rally's stock because of the confidential non-public and/or inside nature of this information.

        46. GIANT demanded a written confidentiality agreement because it had discovered that defendants had disregarded the parties' prior oral confidentiality agreement by purchasing GIANT's stock each time that time that they were provided with inside information. GIANT is informed and believes and thereon alleges that Mr. Foley, Fidelity and CKE refused to sign a written confidentiality agreement only after their New York-based "takeover" counsel warned them that any such written agreement would acknowledge and document their prior receipt of confidential non-public and/or inside information at the very time that defendants had been purchasing GIANT's stock.

        47. By amendment No. 1, Mr. Foley claims that GIANT contacted him following the initial filing of defendants' Schedule 13D "seeking to arrange discussions between CKE and Rally's to explore the possibility of a transaction . . . ." In truth, officers of Fidelity had contacted GIANT's CFO immediately after the filing of the Schedule 13D and had stated that they had a plan, that a


                             Page 29 of 50 Pages
transaction should take place and that Mr. Sugarman and Mr. Foley should talk over the weekend. A few days later, Mr. Foley contacted Mr. Sugarman and provided him with the particulars of his plan. At that time, Mr. Foley told Mr. Sugarman that he was sending Mr. Thompson to Louisville that weekend to conduct further due diligence.


                            FIRST CAUSE OF ACTION
                            ---------------------

           (Violations of Section 13(d) -- Against All Defendants)

        48. GIANT repeats and realleges the allegations set forth in paragraphs 1 through 47, above.

        49. Defendants' Schedule 13D was materially false and misleading, in violation of section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, in that, among other things, the Schedule 13D:

             (a) omitted to disclose the full existence of a group of investors acting in concert in furtherance of a plan to control GIANT and Rally's;

             (b) omitted to disclose the fact that Mr. Davenport, Mr. Martin and certain of their investment clients had purchased GIANT's stock and were acting in concert with Fidelity and Mr. Foley to acquire control of GIANT and Rally's;

             (c) omitted to disclose the amount of Mr. Davenport's, Mr. Martin's and certain of their investment clients' interest in GIANT, and the source of their funds;

             (d) omitted to disclose the group's true intentions with respect to GIANT, namely to acquire control of GIANT and Rally's, to change GIANT's divident policy, transfer its cash reserves to


                             Page 30 of 50 Pages

Fidelity, and/or to change GIANT's board of directors so as to obtain access to GIANT's cash reserves;

             (e) omitted to disclose the group's further intentions to force Rally's into proceedings under the Bankruptcy Code as part of a scheme to purchase Rally's assets at severely discounted prices;

             (f) omitted to disclose (i) the existence of the Credit Agreement's limitation on Fidelity's ability to consummate a transaction involving Rally's or GIANT, (ii) Fidelity's breach of the Credit Agreement by purchasing stock for the benefit of CKE, and (iii) Fidelity's inability to participate in any transaction with Rally's or GIANT in excess of the $5 million "cap";

             (g) misrepresented that Messrs. Davenport and Martin had only acted as brokers, even though these individual defendants helped to orchestrate Mr. Foley's plan to acquire GIANT and Rally's by knowingly placing GIANT's stock in "friendly" hands;

             (h) misrepresented that GIANT contacted Mr. Foley following the initial filing of defendants' Schedule 13d "seeking to arrange discussions between CKE and Rally's to explore the possibility of a transaction," even though officers of Fidelity had contacted GIANT's CFO immediately after the filing of the Schedule 13D and had stated that they had a plan, and a few days later, Mr. Foley had contacted Mr. Sugarman and provided him with the particulars of his plan, which included sending Mr. Thompson to Louisville that weekend to conduct further due diligence;

             (i) misrepresented that the detailed confidential non-public and/or inside information provided by Rally's and GIANT to defendants was not considered material, even though defendants were


                             Page 31 of 50 Pages
supplied with material information, including financial projections, anticipated cash flows and earnings, projected costs, a debt reduction strategy, a draft press release on earnings, anticipated store openings and sales, and internal operating figures with regard to specific Rally's stores; and

             (j) misrepresented that Mr. Foley, Fidelity and CKE, among others, were never asked to enter into a "formal" confidentiality agreement at the time that defendants were supplied with confidential non-public and/or inside information, even though defendants, including Mr. Foley, had entered into an oral agreement prohibiting the disclosure and misuse of this information and, in addition, agreed not to trade in GIANT's or Rally's stock because of the confidential non-public and/or inside nature of this information.

        50. Defendants' continued violations of section 13(d) have deprived the marketplace of relevant and material information concerning the members of their group and their true intentions with respect to GIANT and Rally's. By reason of the foregoing wrongful acts of defendants, GIANT, its shareholders and the investing public have sustained irreparable injury for which they have no adequate remedy at law. Such injury will occur absent the issuance of injunctive relief in the following manner against defendants and all others acting in concert with them or on their behalf:

             (a) compelling defendants to file a true and correct Schedule 13D with the Securities and Exchange Commission;


                             Page 32 of 50 Pages

             (b) preventing defendants from voting any of their shares of GIANT's stock, at least until a true and correct Schedule 13D has been filed;

             (c) enjoining defendants from purchasing any shares of GIANT's stock for ninety (90) days after a true and correct Schedule 13D has been filed to allow the shareholders to absorb and understand and the market to adjust to the information contained therein;

             (d) enjoining defendants from voting their shares of GIANT's at GIANT's 1996 annual shareholders meeting due to the egregious nature of the violations of section 13(d).


                            SECOND CAUSE OF ACTION
                            ----------------------

     (Breach of Contract -- Against All Defendants Except Robert Martin)

        51.  GIANT repeats and realleges paragraphs 1 through 50, above.

        52. In or about late June 1995, at a meeting orchestrated by Mr. Davenport, GIANT and Rally's entered into an oral confidentiality agreement with Mr. Foley, Fidelity, CKE and Mr. Davenport to supply confidential and proprietary information of Rally's and GIANT in contemplation of discussions between the parties regarding Mr. Foley's, Fidelity's and CKE's possible acquisition of approximatley 40% of GIANT's holdings of Rally's common stock or a total of 19.9% of the outstanding stock of Rally's. The confidentiality agreement was a requisite to any discussions between GIANT and Rally's, on the one hand, and Mr. Foley, Fidelity, CKE and Mr. Davenport, on the other hand, because of the extremely confidential and sensitive financial and business



                             Page 33 of 50 Pages
information which GIANT and Rally's were to supply to these defendants, and because of GIANT and Rally's strict policy of non-disclosure. To proceed with the contemplated discussions without the protections afforded by the confidentiality agreement would cause irreparable harm to GIANT's and Rally's ability to compete in the marketplace since its most proprietary projections and future business plans would be exposed to direct competitors.

        53. As part of their oral agreement, which was reconfirmed on a number of occasions, these defendants expressly agreed to the following limitations on disclosure of proprietary information:

             (a) to keep all proprietary information confidential and not to disclose or reveal any proprietary information to any person other than these defendants' representatives who were actively and directly participating in these defendants' evaluation of the proposed acquisition and to cause those persons to observe the terms of the confidentiality agreement;

             (b) not to use proprietary information for any purpose other than in connection with these defendants' evaluation of the proposed acquisition or consummation of the proposed acquisition in a manner that GIANT and Rally's approved; and

             (c) not to disclose to any person, other than the contemplated representatives, any information about the proposed acquisition, or the terms or conditions or any other facts relating thereto, including, without limitation, the fact that discussions between the parties were in fact in place or to discuss the status of such discussions, or the fact that proprietary information had been made available to these defendants.




                             Page 34 of 50 Pages

        54. These defendants further agreed and acknowledged that a breach or threatened breach of the aforementioned agreement would cause irreparable injury to GIANT and Rally's that could not be fully redressed through the recovery of monetary damages, and, thus, GIANT and Rally's were entitled to equitable relief by way of injunction or otherwise.

        55. GIANT and Rally's have performed each and all conditions and obligations on their part under the confidentiality agreement, except those conditions and obligations which have been excused by the acts or omissions of these defendants.

        56. GIANT and Rally's repeatedly emphasized the need for confidentiality; Mr. Foley, Fidelity, CKE and Mr. Davenport consistently reaffirmed their agreement to keep the information confidential, and to refrain from trading in Rally's or GIANT's stock. Despite these assurances, these defendants have completely ignored the terms of the confidentiality agreement and have destroyed the intent and purpose of such agreement by improperly using the proprietary information provided by GIANT and Rally's in connection with various purchases of GIANT's stock for these defendants' own pecuniary gain.

        57. Specifically, these defendants have breached their contractual obligations to GIANT (and Rally's) by, among other acts and omissions:

             (a) failing and refusing to maintain the confidential status of GIANT's (and Rally's) proprietary information;

             (b) failing and refusing to refrain from disclosing or revealing GIANT's (and Rally's) proprietary information to third parties that GIANT is informed and believes include, but are not




                             Page 35 of 50 Pages
limited to, Mr. martin, Mr. Davenport and their respective clients among others; and

             (c) failing and refusing to refrain from using GIANT's proprietary information in connection with the purchase of securities of GIANT.

        58. As a direct and proximate result of these defendants' breach of their confidentiality agreement, GIANT has been damaged and will continue to be damaged in an amount as yet unknown, but which exceeds the sum of $50,000. GIANT will amend this complaint to allege the exact amount of such damages when known.

        59. By reason of the foregoing wrongful acts of these defendants, GIANT has sustained irreparable injury for which it has no adequate remedy at law, and will continue to do so unless this Court issues injunctive relief. Such injury will occur absent the issuance of injunctive relief against these defendants and all others acting in concert with them or on their behalf, enjoining their use or disclosure of highly sensitive and proprietary information provided to GIANT; enjoining their purchase, sale or transfer of common stock of Rally's or GIANT; and enjoining their voting or exercise of any rights incident to GIANT's or Rally's stock.


                            THIRD CAUSE OF ACTION
                            ---------------------

             (Fraud - Promise Without Any Intention to Perform --
                 Against All Defendants Except Robert Martin)

        60.  GIANT repeats and realleges paragraphs 1 through 59, above.

        61. At the time that Mr. Foley, Fidelity, CKE and Mr. Davenport made the promises alleged in paragraphs 16, 17 and 19,




                             Page 36 of 50 Pages
above, they had no intention of performing those promises nor of performing the express provisions of the parties' confidentiality agreement and the covenant of good faith and fair dealing implied therein.

        62. At the time that these defendants made the promises alleged in paragraphs 16, 17 and 19, above, they knew them to be false and made the promises with the intent to induce GIANT to enter into the confidentiality agreement in order to obtain confidential information pertaining to GIANT's business operations and financial condition as part of these defendants' overall illicit and undisclosed scheme to take corporate control of GIANT through removal of existing management, modification of GIANT's corporate policies and to convert the cash reserves of GIANT. Defendants' conduct was part of an overall scheme to damage GIANT and at the same time further these defendants' own pecuniary gain and interests.

        63. GIANT, at the time these defendants made the promises alleged in paragraphs 16, 17, and 19, above, was ignorant of these defendants' secret intention not to perform the promises and the covenant of good faith and fair dealing implied in the parties' confidentiality agreement, and could not, in the exercise of reasonable diligence, have discovered these defendants' fraudulent intent.

        64. GIANT reasonably and justifiably relied upon these defendants to perform the promises alleged in paragraphs 16, 17 and 19, above, and to perform the covenant of good faith and fair dealing implied in the confidentiality agreement. The promises made by these defendants to GIANT as set forth in paragraphs 16, 17



                             Page 37 of 50 Pages
and 19, above, and these defendants' omissions regarding their true intentions, were and are material. If GIANT had known that these defendants did not intend to perform in good faith or undertake the actions necessary to carry out their promises, GIANT would not have, among other things, entered into the confidentiality agreement, provided these defendants with access to its proprietary, trade secret and confidential information and/or participated in discussions with these defendants concerning a possible business transaction.

        65. As a direct and proximate result of these defendants' breach of their confidentiality agreement, GIANT has been damaged and will continue to be damaged in an amount as yet unknown, but which exceeds the sum of $50,000. GIANT will amend this complaint to allege the exact amount of such damages when known.

        66. By reason of the foregoing wrongful acts of these defendants, GIANT has sustained irreparable injury for which it has no adequate remedy at law, and will continue to do so unless this Court issues injunctive relief. Such injury will occur absent the issuance of injunctive relief against these defendants and all others acting in concert with them or on their behalf, enjoining their use or disclosure of highly sensitive and proprietary information provided to GIANT; enjoining their purchase, sale or transfer of common stock of Rally's or GIANT; and enjoining their voting or exercise of any rights incident to GIANT's or Rally's stock.

        67. GIANT is informed and believes and thereon alleges, that these defendants, and each of them, in committing the aforementioned wrongful acts, have acted with malice, oppression




                             Page 38 of 50 Pages
and willful disregard of its rights and interests, thus entitling GIANT to an award of punitive and exemplary damages.


                            FOURTH CAUSE OF ACTION
                            ----------------------

               (Conspiracy to Defraud -- Against All Defendants)

        68.  GIANT repeats and realleges paragraphs 1 through 67, above.

        69. In or about June 1995, Mr. Foley, Fidelity, CKE and Mr. Davenport falsely and fraudulently represented to GIANT that GIANT's proprietary information, provided to defendants pursuant to the confidentiality agreement, would be used exclusively for Mr. Foley's, Fidelity's and CKE's contemplated acquisition of Rally's, and that GIANT's proprietary information would not be disclosed to third parties. These defendants knew this representation was false when made, and intended GIANT to rely thereon, as more fully alleged in paragraphs 60 through 67, above.

        70. In truth, defendants, and each of them, at all times herein mentioned, knowingly and willfully pursued a conspiracy, common enterprise and common course of conduct between themselves to accomplish the aforementioned unlawful course of conduct for the purpose of (a) causing GIANT to rely on defendants' knowingly false representations regarding the treatment of GIANT's confidential information, all to GIANT's detriment and to deceive it; (b) inducing GIANT, and GIANT was so induced, to provide highly sensitive and confidential internal business information to defendants under the guise of "friendly" merger discussions; (c) diverting to themselves proprietary information which was provided to defendants exclusively for evaluation of a contemplated acquisition of a substantial portion of, GIANT's holding of Rally's




                             Page 39 of 50 Pages
by Mr. Foley, Fidelity and their related entities; (d) using such confidential information to further defendants' undisclosed scheme to purchase GIANT stock in furtherance of a hostile attempt to grab control of GIANT and Rally's in breach of the parties' agreements to refrain from such conduct.

        71. Defendants, and each of them, encouraged and rendered substantial assistance to each other in accomplishing the aforementioned wrongful course of conduct. In so doing, each defendant acted with full awareness of his primary wrongdoing and realized that such conduct would substantially assist the accomplishment of the wrongdoing by the other.

        72. As a direct and proximate result of defendants' breach of their confidentiality agreement, GIANT has been damaged and will continue to be damaged in an amount as yet unknown, which exceeds the sum of $50,000. GIANT will amend this complaint to allege the exact amount of such damages when known.

        73. By reason of the foregoing wrongful acts of defendants, GIANT has sustained irreparable injury for which it has no adequate remedy at law, and will continue to do so unless this Court issues injunctive relief. Such injury will occur absent the issuance of injunctive relief against defendants and all others acting in concert with them or on their behalf, enjoining their use or disclosure of highly sensitive and proprietary information provided to GIANT; enjoining their purchase, slae or transfer of common stock of Rally's or GIANT; and enjoining their voting or exercise of any rights incident to GIANT's or Rally's stock.

        74. GIANT is informed and believes and thereon alleges, that defendants, and each of them, in committing the aforementioned




                             Page 40 of 50 Pages
wrongful acts, have acted with malice, oppression, wrongful and willful disregard of GIANT's rights and interests, thus entitling GIANT to an award of punitive and exemplary damages.


                            FIFTH CAUSE OF ACTION
                            ---------------------

                         (Breach of Fiduciary Duty --
                 Against All Defendants Except Robert Martin)

        75.  GIANT repeats and realleges paragraphs 1 through 74, above.

        76. By entering into an agreement whereby GIANT provided Mr. Foley, Fidelity, CKE and Mr. Davenport with the foregoing confidential and proprietary information, a relationship of trust and confidence was created, imposing upon these defendants the concomitant fiduciary duties which arise from such a confidential relationship.

        77. These defendants have breached their fiduciary duties by, among other wrongful conduct:

             (a) failing and refusing to maintain the confidential status of GIANT's and Rally's proprietary information;

             (b) failing and refusing to refrain from disclosing or revealing proprietary information to third parties and to use such information in connection with the parties' contemplated acquisition rather than for improper open market trades; and

             (c) disclosing confidential information pertaining to GIANT's and Rally's business operations that was obtained pursuant to the parties' confidential and trust relationship to third parties, such as Mr. Martin, who, in turn, disseminated the information to certain of his respective clients.





                             Page 41 of 50 Pages

        78. As a direct and proximate result of these defendants' breach of their fiduciary duties, GIANT has been damaged and will continue to be damaged in an amount as yet unknown, but which exceeds the sum of $50,000. GIANT will amend this complaint to allege the exact amount of such damages when known.

        79. By reason of the foregoing wrongful acts of these defendants, GIANT has sustained irreparable injury for which it has no adequate remedy at law, and will continue to do so unless this Court issues injunctive relief. Such injury will occur absent the issuance of injunctive relief against these defendants and all others acting in concert with or on thier behalf, enjoining their use or disclosure of highly sensitive and proprietary information provided to GIANT; enjoining their purchase, sale or transfer of common stock of Rally's or GIANT; and enjoining their voting or exercise of any rights incident to GIANT's or Rally's stock.

        80. GIANT is informed and believes and thereon alleges, that these defendants, and each of them, in committing the aforementioned wrongful acts, have acted with malice, oppression and willful disregard of GIANT's rights and interests, thus entitling GIANT to an award of punitive and exemplary damages.

        WHEREFORE, GIANT prays for judgment against defendants as follows:


                         ON THE FIRST CAUSE OF ACTION
                         ----------------------------

        1.  Entering a preliminary and permanent injunction

            (a) compelling defendants to file a true and correct Schedule 13D with the Securities and Exchange Commission;






                             Page 42 of 50 Pages

            (b) preventing defendants from voting any of their shares of GIANT's stock, at least until a true and correct Schedule 13D has been filed;

            (c) enjoining defendants from purchasing any shares of GIANT's stock for ninety (90) days after a true and correct Schedule 13D has been filed to allow GIANT's shareholders and the investing public to absorb and understand and the market to adjust to the information contained therein; and

            (d) enjoining defendants from voting their shares of GIANT's stock at GIANT's 1996 annual shareholders meeting due to the egregious nature of their violations of section 13(d).


                        ON THE SECOND CAUSE OF ACTION
                        -----------------------------

        2. For general, incidental and consequential damages according to proof at trial.


                ON THE THIRD, FOURTH AND FIFTH CAUSE OF ACTION
                ----------------------------------------------

        3. For general, incidental and consequential damages acording to proof at trial; and

        4. For punitive and exemplary damages in an amount to be determined at trial.


                   ON SECOND THROUGH FIFTH CAUSES OF ACTION
                   ----------------------------------------

        5. For an injunction, temporarily, preliminarily and permanently enjoining defendants and all others acting in concert with them from:

            (a) trading in the stock of GIANT or Rally's and further enjoining defendants from taking the following actions:

            (b) using in any manner the proprietary information provided by GIANT; disclosing in any manner the proprietary information provided by GIANT; and






                             Page 43 of 50 Pages

            (c) purchasing, selling or otherwise transferring the legal or beneficial ownership of the securities of Rally's or GIANT; and voting or exercising any of the rights of ownership of the common stock of GIANT or Rally's.


                           ON ALL CAUSES OF ACTION
                           -----------------------

        6.  For interest at the statutory rate and all costs incurred herein;
and

        7. For such other and further relief as the Court may deem just and proper.


Dated:  January 3, 1996                        Respectfully submitted,

                                               CHRISTENSEN, WHITE, MILLER,
                                                 FINK, JACOBS, GLASER & SHAPIRO
                                               Andrew M. White
                                               Eric N. Landau



                                               By:  /s/ ERIC N. LANDAU
                                                  ----------------------------
                                                        Eric N. Landau
                                                  Attorneys for plaintiff
                                                  GIANT GROUP, LTD.








                             Page 44 of 50 Pages

                            DEMAND FOR JURY TRIAL
                            ---------------------

        GIANT hereby demands a jury trial as provided by Rule 38 of the Federal Rule of Civil Procedure and pursuant to Local Rule 3.4.10 of the United States District Court for the Central District of California.


Dated:  January 3, 1996                        Respectfully submitted,

                                               CHRISTENSEN, WHITE, MILLER,
                                                 FINK, JACOBS, GLASER & SHAPIRO
                                               Andrew M. White
                                               Eric N. Landau



                                               By:  /s/ ERIC N. LANDAU
                                                  ----------------------------
                                                        Eric N. Landau
                                                  Attorneys for plaintiff
                                                  GIANT GROUP, LTD.







                             Page 45 of 50 Pages

                     PROOF OF SERVICE BY PERSONAL SERVICE
                     ------------------------------------

        STATE OF CALIFORNIA, COUNTY OF LOS ANGELES.

        I am employed in the county of LOS ANGELES, State of California.

        I am over the age of eighteen and not a party to the within action. My business address is: 2049 Century Park East, Los Angeles, CA 90067.

        On January 3, 1996, I personally served the foregoing document described as:

FIRST AMENDED COMPLAINT FOR FEDERAL SECURITIES LAW VIOLATIONS; FRAUD; CONSPIRACY; BREACH OF FIDUCIARY DUTY; BREACH OF CONTRACT; INJUNCTIVE RELIEF AND DAMAGES

on the interested parties in this action by personally delivering a true copy thereof enclosed in a sealed envelope addressed as follows:


SEE ATTACHED LIST

        I declare under penalty of perjury under the laws of the State of California that the above is true and correct.

        Executed on January 3, 1996 at Los Angeles, California.



--------------------------------               --------------------------------
Print Name                                                 Signature











                             Page 46 of 50 Pages

                            PERSONAL SERVICE LIST


Andrew F. Puzder
General Counsel
Fidelity National Financial, Inc.
17911 Von Karman Avenue
Suite 300
Irvine, CA 92714
ATTORNEY FOR FIDELITY NATIONAL FINANCIAL, INC. AND
  WILLIAM P. FOLEY, II

Richard C. Goodman
Stradling, Yocca, Carlson & Rauth
660 Newport Center Drive
Suite 1600
Newport Beach, CA 92660
ATTORNEY FOR CKE RESTAURANTS, INC.

Milford Dahl, Jr.
Rutan & Tucker
611 Anton Boulevard
14th Floor
Costa Mesa, CA 92628-1950
ATTORNEY FOR WILLIAM DAVENPORT

The Honorable Linda H. McLaughlin
United States District Judge
United States District Court
Central District of California
751 West Santa Ana Boulevard
Santa Ana, California 92701-4599







                             Page 47 of 50 Pages

                           PROOF OF SERVICE BY MAIL
                           ------------------------


        The undersigned hereby declares as follows:

        I am employed at Christensen, White, Miller, Fink & Jacobs, Los Angeles, California 90067, in the County of Los Angeles, State of California, and by a member of the Bar of this Court; I am over the age of eighteen years, and not a party to this action.

        I am readily familiar with Christensen, White, Miller, Fink & Jacobs' practice for the collection and processing of correspondence for mailing with the United States Postal Service; that practice includes the affixation of fully prepaid postage and depositing with the United States Postal Service at Los Angeles, California, on the date of my submission for collection and processing pursuant to such regular business practice.

        On January 3, 1996, at the direction of a member of the Bar of this Court, I served the within

FIRST AMENDED COMPLAINT FOR FEDERAL SECURITIES LAW VIOLATIONS; FRAUD; CONSPIRACY; BREACH OF FIDUCIARY DUTY; BREACH OF CONTRACT; INJUNCTIVE RELIEF AND DAMAGES

on the interested parties in this action, by placing a true copy thereof in an envelope addressed to each of said interested parties at the following addresses:


Robert Martin
Burns Pauli Mahoney Co.
7733 Forsyth Boulevard
Suite 2000
St. Louis, MO 63105

and by then sealing said envelope and depositing the same for collection and processing pursuant to Christensen, White, Miller, Fink & Jacobs' ordinary business practice at the above address. There is a regular communication between the place of mailing and the place so addressed.

        I declare under penalty of perjury that the foregoing is true and correct and that this Declaration is executed on January 3, 1996, at Los Angeles, California.



                                            /s/ MALCOLM SMITH
                                          -----------------------
                                                Malcolm Smith



                             Page 48 of 50 Pages